BAE SYSTEMS

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International Inc., and Capital Research and Management Company.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd - 19,736,304
Bank of New York Nominees Ltd - 3,314,442
Chase Nominees Ltd - 68,922,482
BT Globenet Nominees Ltd - 1,319,991
Midland Bank plc - 26,283,233
Bankers Trust - 6,665,233
Barclays Bank - 3,029,086
Citibank London - 2,450,838
Nortrust Nominees - 18,081,008
Royal Bank of Scotland - 105,200
MSS Nominees Ltd - 230,550
State Street Bank & Trust Co - 125,500
RBSTB Nominees Ltd - 2,300
Deutsche Bank AG - 500
HSBC Bank plc - 31,500
ROY Nominees Limited - 99,900
Mellon Nominees (UK) Limited - 2,214,309

Capital International Limited:
State Street Nominees Ltd - 2,183,100
Bank of New York Nominees - 14,241,315
Northern Trust - 1,095,025
Chase Nominees Ltd - 10,914,056
Midland Bank plc - 669,200

Dlw 4/15

Bankers Trust - 4,129,700
Barclays Bank - 758,579
Citibank London - 857,300
Morgan Guaranty - 675,400
Nortrust Nominees - 9,311,238
Royal Bank of Scotland - 233,200
MSS Nominees Ltd - 715,500
State Street Bank & Trust Co - 985,000
Lloyds Bank - 426,300
Deutsche Bank AG - 1,759,307
HSBC Bank plc - 1,541,700
Mellon Bank N.A. - 754,503
Northern Trust AVFC - 294,300
KAS UK - 147,100
Mellon Nominees (UK) Ltd - 263,000
Bank One London - 908,522
Clydesdale Bank plc - 503,000

Capital International S.A.:
State Street Nominees Ltd - 124,900
Bank of New York Nominees - 386,147
Chase Nominees Ltd - 5,081,829
Credit Suisse London Branch - 231,600
Midland Bank plc - 852,200
Barclays Bank - 828,000
Citibank London - 297,000
Brown Bros - 50,500
Nortrust Nominees - 137,900
Morgan Stanley - 197,000
Royal Bank of Scotland - 4,633,094
MSS Nominees Ltd - 124,800
JP Morgan - 6,608,600
State Street Bank & Trust Co - 439,300
National Westminster Bank - 540,900
Lloyds Bank - 348,600
Vidacos Nominees Ltd - 379,405
RBSTB Nominees Ltd - 176,000
Citibank NA - 67,400
Deutsche Bank AG - 1,085,492
HSBC Bank plc - 1,366,700

Capital International, Inc:
State Street Nominees Ltd - 2,921,100
Bank of New York Nominees - 639,800
Chase Nominees Ltd - 3,187,900
Midland Bank plc - 152,100
Deutsche Bank Mannheim - 57,100
Bankers Trust - 14,800
Citibank London - 73,200
Nortrust Nominees - 1,501,299

Royal Bank of Scotland - 128,400
State Street Bank & Trust Co - 335,600
RBSTB Nominees Ltd - 26,900
Citibank NA - 304,500
Deutsche Bank AG - 29,600
Chase Manhattan Nominee Ltd - 16,700
HSBC Bank plc - 176,900

Capital Research and Management Company:
Chase Nominees Limited - 38,174,532

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 15 July 2003

11. Date company informed

17 July 2003

12. Total holding following this notification

277,676,519 ordinary shares

13. Total percentage holding of issued class following this notification

9.077%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

18 July 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International Inc., and Capital Research and Management Company.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd - 19,660,704
Bank of New York Nominees Ltd - 3,287,642
Chase Nominees Ltd - 68,246,682
BT Globenet Nominees Ltd - 1,311,091
Midland Bank plc - 26,201,333
Bankers Trust - 6,640,733
Barclays Bank - 2,962,086
Citibank London - 2,442,338
Nortrust Nominees - 17,781,608
Royal Bank of Scotland - 105,200
MSS Nominees Ltd - 230,550
State Street Bank & Trust Co - 125,000
RBSTB Nominees Ltd - 100
HSBC Bank plc - 31,100
ROY Nominees Limited - 98,100
Mellon Nominees (UK) Limited - 2,209,509

Capital International Limited:
State Street Nominees Ltd - 1,877,500
Bank of New York Nominees - 13,951,215
Northern Trust - 1,089,125
Chase Nominees Ltd - 10,188,456
Midland Bank plc - 643,400
Bankers Trust - 4,034,300

Barclays Bánk - 633,479
Citibank London - 849,100
Morgan Guaranty - 634,600
Nortrust Nominees - 8,436,538
Royal Bank of Scotland - 233,200
MSS Nominees Ltd - 588,000
State Street Bank & Trust Co - 890,800
Lloyds Bank - 387,400
Deutsche Bank AG - 1,694,907
HSBC Bank plc - 1,531,400
Mellon Bank N.A. - 754,503
Northern Trust AVFC - 294,300
KAS UK - 145,900
Mellon Nominees (UK) Ltd - 263,000
Bank One London - 762,222
Clydesdale Bank plc - 452,100

Capital International S.A.:
State Street Nominees Ltd - 101,800
Bank of New York Nominees - 384,947
Chase Nominees Ltd - 4,786,029
Credit Suisse London Branch - 231,600
Midland Bank plc - 823,700
Barclays Bank - 775,500
Citibank London - 251,400
Brown Bros - 48,900
Nortrust Nominees - 137,900
Morgan Stanley - 176,500
Royal Bank of Scotland - 4,573,994
MSS Nominees Ltd - 124,800
JP Morgan - 5,707,800
State Street Bank & Trust Co - 389,100
National Westminster Bank - 540,900
Lloyds Bank - 302,400
Vidacos Nominees Ltd - 377,205
RBSTB Nominees Ltd - 167,300
Citibank NA - 67,400
Deutsche Bank AG - 1,062,892
HSBC Bank plc - 1,158,500

Capital International, Inc:
State Street Nominees Ltd - 2,885,900
Bank of New York Nominees - 633,100
Chase Nominees Ltd - 3,160,200
Midland Bank plc - 149,800
Deutsche Bank Mannheim - 57,100
Bankers Trust - 14,800
Citibank London - 72,700
Nortrust Nominees - 1,308,099
Royal Bank of Scotland - 125,000

State Street Bank & Trust Co - 331,100
RBSTB Nominees Ltd - 26,900
Citibank NA - 304,500
Deutsche Bank AG - 28,700
Chase Manhattan Nominee Ltd - 16,700
HSBC Bank plc - 144,500

Capital Research and Management Company:
Chase Nominees Limited - 38,174,532

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 16July 2003

11. Date company informed

18July 2003

12. Total holding following this notification

271,292,919 shares

13. Total percentage holding of issued class following this notification

8.866%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

18 July 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

Barclays PLC via the following legal entities: Barclays Bank Trust Company Ltd; Barclays Private Bank and Trust Ltd; Barclays Global Investors Ltd; Barclays Global Investors Japan Investment Trust; Barclays Life Assurance Co Ltd; Barclays Global Investors Australia Ltd; Barclays Capital Securities Ltd; Barclays Private Bank and Trust Ltd; Barclays Bank PLC; Barclays Global Investors, N.A; Barclays Nikko Global Investors Ltd; Barclays Global Investors Japan Trust & Banking

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Manhattan - 439,092
Chase Manhattan - 27,878,674
Bank of Ireland - 833,984
Barclays Capital Nominees Ltd - 4,447,988
Barclays Capital Nominees Ltd - 940,402
Barclays Capital Securities Ltd - 960,381
Barclays Global Investors Japan - 32,954
Barclays Trust Co & Others - 53,186
Barclays Trust Co - 1,954
Barclays Trust Co - 23,429
Barclays Trust Co - 5,032
Barclays Trust Co - 201,385
Chase Manhattan - 48,799
Chase Manhattan - 498,184
Chase Manhattan - 865,260
Chase Manhattan - 1,162,451
Chase Manhattan - 2,374,338
Chase Manhattan - 2,775,340
Chase Manhattan - 200,525
Chase Manhattan - 26,999,268
Boston Safe Deposit and Trust - 685,394
Chase Manhattan Bank - 14,133,853

Chase Manhattan Bank - 5,448,839
Chase Manhattan Bank - 1,561,388
Chase Manhattan Bank - 12,106,315
Chase Manhattan Bank - 2,602,872
Chase Manhattan Bank - 2,075,954
Chase Manhattan Bank - 43,696
Chase Manhattan - 1,496,827
Clydesdale Nominees - 987
Clydesdale Nominees - 900
Clydesdale Nominees - 535
Cydesdale Nominees - 839
Cydesdale Nominees - 815
Cydesdale Nominees - 1,532
Cydesdale Nominees - 1,136
Cydesdale Nominees - 751
Cydesdale Nominees - 879
Cydesdale Nominees - 1,651
Cydesdale Nominees - 729
Cydesdale Nominees - 2,143
Cydesdale Nominees - 1,030
Cydesdale Nominees - 2,242
Investors Bank and Trust Co - 297,468
Investors Bank and Trust Co - 168,578
Investors Bank and Trust Co - 1,644,218
JP Morgan Chase Bank - 783,722
JP Morgan Chase Bank - 557,966
JP Morgan Chase Bank - 39,122
JP Morgan Chase Bank - 347,820
JP Morgan Chase Bank - 520,640
JP Morgan Chase Bank - 420,534
JP Morgan Chase Bank - 439,516
JP Morgan Chase Bank - 69,090
JP Morgan Chase Bank - 366,553
JP Morgan Chase Bank - 330,410
JP Morgan Chase Bank - 60,823
JP Morgan Chase Bank - 127,715
JP Morgan Chase Bank - 94,015
JP Morgan Chase Bank - 18,426
JP Morgan Chase Bank - 33,436
JP Morgan Chase Bank - 1,326,959
JP Morgan Chase Bank - 29,884
JP Morgan Chase Bank - 32,370
JP Morgan Chase Bank - 13,750
Mitsubishi Trust International - 15,973
Mitsubishi Trust International - 21,596
Mitsubishi Trust International - 43,440
Mitsubishi Trust International - 73,441
Northern Trust Bank - 753,414
Northern Trust Bank - 445,433
State Street - 2,711

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

18 July 2003